Free Writing Prospectus

Filed pursuant to Rule 433(f)

Registration Statement No. 333-167842

Dated: September 1, 2010

Global Aviation Holdings Inc.

Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared at http://www.military-logistics-forum.com/military-logistics-forum/266-mlf-2010-volume-4-issue-7-august/3241-carrying-the-load.html.

The article was not prepared by or reviewed by Global Aviation Holdings Inc. (Company) prior to publication.  The publisher of the article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.  Statements in the article attached as Exhibit A that are not attributed directly to Ms. Lois Wilson, or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

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EXHIBIT A

The DoD Turns To Commercial Partners To
Keep The Supply Chain Moving, Which Is Efficient For
The Military, Saves DoD Money and Is Important To
The Bottom Line At Many Of The Carriers.

When it comes to supporting operations in Afghanistan, World Airways has been carrying quite a load for military customers.

That load, specifically, remains the 27,000-pound mine resistant ambush protected all-terrain vehicle (M-ATV). Replacing the up-armored MRAPS in the desert, World Airways has been highly active in hauling the M-ATV from what the company can describe only as “an East Coast aerial port” to hot spots in Afghanistan to support military men and women serving there. “Due to the size and weight of the M-ATV, each vehicle requires shoring, a technique used to disperse the weight of the oversized vehicle over a larger area of aircraft flooring,” said Lois Wilson, vice president of military sales for World Airways. “M-ATV loading is very complex and difficult to accomplish without several hands on deck and a great deal of pre-planning.”

World Airways is benefiting from a growing need among DoD customers: to increase the outsourcing of hauling jobs to commercial companies. More than ever, DoD is seeking outside expertise/services to reduce the amount of time and expense that it spends shipping equipment and personnel by using in-house military transportation resources. Those resources, after all, are often better utilized for the purposes of combat support and other conflictbased requirements.

As a result, more than 85 percent of all movement-based tasks are performed by commercial partners, according to the United States Transportation Command (USTRANSCOM). This amounts to $88 million in world revenues for this industry niche,USTRANSCOM reported, up from just $171,000 in 2005. “We find this delivers best value to the U.S. government and the American taxpayer, in part because we are not maintaining massive surface, sea and air fleets,” said Air Force Brigadier General Michelle Johnson, director of strategy of policy, programs and logistics for USTRANSCOM. “This also provides incredible flexibility for the Defense Transportation System. Our commercial partners are at the ready to offer their resources when we need them to support the Department of Defense in humanitarian relief operations and to fill our routine requirements, which allows military resources to complete missions in areas where commercial carriers cannot travel.”

Commercial carriers move everything from household goods and privately owned vehicles to M-ATVs and unit equipment and cargo. They’re also responsible for DoD passenger services, including deployment, R-and-R and Patriot Express flights. In fact, more than 90 percent of passenger flights are taken on by commercial carriers.

These days, USTRANSCOM is most interested in carriers with the ability to provide multimodal transportation solutions, meaning a combination of land, sea and air options. This is largely driven by a need for cost containment and greater efficiencies. “Those carriers can maximize efficiency by providing a combination of land, sea and air options,” Johnson said. “As you can well understand, a total air solution is at least nine to 10 times more expensive than surface moves. A multimodal solution, while less costly than airlift, provides us with just about the same velocity as airlift alone.”

Whether a commercial hauler is up-to-date with the latest in information technology solutions is also important. In particular, automatic identification technology (AIT) solutions are of very high interest right now within USTRANSCOM, so companies can only increase their value by demonstrating expertise and resources here. “This technology is extraordinary,” Johnson said. “We have sensors that can detect changes in temperature, moisture, light and even velocity. This helps us determine whether something has been improperly ventilated, water-damaged, pilfered or jarred during the transportation process. Robustly employing these technologies has helped us decrease pilferage dramatically in some parts of the world.”

For Peachtree City, Ga.-based World Airways, the most common military supplies/equipment that are moved on its MD11 and B747 freighters are day-to-day living rations, food, uniforms, building supplies, combat materials, household goods, vehicles and vehicle parts. Staff must coordinate aircraft contracting and scheduling with USTRANSCOM, on-location pallet review, load planning, aircraft weight/balance and virtually all other aspects of the mission until the cargo is offloaded at destination. The cargo moved is in support of deployed forces in theater, as well as military personnel and families stationed at installations around the world.

“What the military customer most needs with respect to long-haul outsourcing is carrier flexibility and timeliness,” Wilson said. “This applies to both our ability to respond rapidly to short notice requirements, as well as revisions to existing mission schedules. These customers need a carrier to operate safely and reliably with aircraft capable of delivering the mission requirement as contracted. We need to deliver professionalism and knowledge from our in-office military sales liaison to our on-site operational staff.”

The company must be doing more than a few things right: M-ATV loading and number of vehicles had been preestablished at a total of five per aircraft prior to the start of the transport program. But World Airways made some minor modifications to the program and has been able to offer DoD customers a six M-ATV per- B747 load.

“We’re proud to say we’ve been the only airline able to load the sixth vehicle, offering the option to increase the load factor on these missions,” Wilson said. “We were also instrumental in enabling the DoD to utilize the lower cargo holds in the MD11 freighters. USTRANSCOM is now using these additional positions resulting in an increased capability for the customer.”

DoD customers such as Air Mobility Command (AMC) continue to rely on commercial companies for end-to-end transportation services because of the mature infrastructure and efficiencies that the industry offers, industry leaders say. Programs such as the Maritime Security Program and Voluntary Intermodal Sealift Agreement have been established as support to the U.S. government and the U.S. military for national security. Both programs enable the U.S government “assured access” to U.S. flag vessels, global terminals, other assets and U.S. mariners for the transportation of commercial, military and U.S. preference cargo, said Bill Kenwell, vice president and chief commercial officer for Maersk Line Limited, based in Norfolk, Va. The surge in Afghanistan is driving the growth, as well as rising demand for retrograde cargoes on containerships and roll-on/roll-off vessels from Iraq.

Both the DoD customer and commercial hauler have specific roles to fulfill for maximum success of the efforts. For military customers, effective planning and forecasting of requirements are critical. “This is so we can establish the most effective, secure and cost-effective routes,” Kenwell said. “Planning is also of great value to us as we get closer to execution of services.”

As for Maersk and its counterparts in the industry, evaluation of success is determined by criteria set by USTRANSCOM, including on-time delivery, good order and condition of cargo and in-transit visibility. USTRANSCOM evaluates transportation companies monthly, as these commercial haulers are expected to meet or exceed their set standards. Otherwise, the carriers could see reductions in future cargo volumes. “The performance metrics for all carriers has made the industry better at understanding how we can improve service offerings that ultimately benefit its customers,” Kenwell said. “Additionally, the military is looking for carriers that have a broad scope of capabilities, vast network and local knowledge. It’s not always speed and velocity that matters the most. It is dependability, visibility and knowing that supplies are being delivered to the right place, at the right time, all the time.”

As USTRANSCOM’s Johnson noted, advanced IT solutions such as AIT systems are found to be very useful in the field. In Pakistan- Afghanistan, Maersk is providing in-transit visibility services, a GPSbased communications and security capability. It monitors where cargo is located during inland movements and can indicate if containers have been opened. The monitoring device transmits near real-time information to a data center and alerts users via e-mail or PDAs. Scale and security matter as well: In 2009, Maersk securely established the Kabul International Container Yard. This initiative was driven by the company’s internal requirements to guarantee a secured location for customers’ containers. The facility has a capacity for 2,000 containers and 2,200 square meters of secure warehousing.

All of this continuous improvement doesn’t discount the reality that hauling can be challenging and often dangerous work. Getting to a needed military location is not easy to access, being in war zones with challenging terrains. Conditions on the ground constantly evolve and adjustments must be made. This in turn increases the need for open communications between the customer and commercial hauler. “Coordination and collaborative long-range planning between the military and industry are essential to better respond to the military’s requirements,” Kenwell said. “Understanding these requirements enables carriers to design and develop effective solutions. In fact, commercial carriers operate in most countries and offer prepositioned ground lines of communication. They can also react to demand promptly and have the flexibility to increase capacity. At the end of the day, our ultimate customer is the warfighter—they are serving our country and we realize the importance of making sure their goods are delivered to their final destination regardless of the conditions.”

Demand for cargo/passenger hauling is ongoing in times of war and peace. For McMinnville, Ore.-based Evergreen International Airlines, this means relieving the military customer of duties that do not require the full-combat capabilities of a C-5 or C-17. The requirement to provide the lift to Pacific en route bases, for example, does not diminish while the DoD is engaged in combat in the Middle East, so the civil lift frees up the need for an organic lift from the Pacific theater. The military customer may then surge more combat-capable lift to support the combatant command’s theater.

“Post-hostilities, civilian lift provides the ability for the organic lift to be reconstituted,” said Jim Dineen, vice president of special operations for Evergreen. “Heavy maintenance or modifications can be worked on, while civil lift continues to meet the lift requirements. Furthermore, you have the cost savings offered by civilian carriers—not only in direct price-per-ton mile—but savings realized by not having to add hours and cycles to complex or high-value aircraft such as the C-5. This extends the life of the organic, combat-capable fleet.”

As for what’s getting hauled? It goes way beyond the standard beans and bullets—although beans and bullets are certainly part of the equation here. Evergreen Airlines is seeing a need for up-armored HHMWVs, although that kind of demand can come in short spurts. Regardless, the company is now getting new 747s and 400s for its fleet to ensure the best velocity-to-destination and reliability that it can provide. Many crewmembers are former military pilots as well, which helps because of their elevated situational awareness during a support mission.

“Troop rotation must be on time,” Dineen said. “Reliability, fuelefficiency and maintainability add to our bottom line on every flight we offer. But none of that means anything if you don’t do it with the utmost commitment to safety. Also, since our primary interface is with the AMC, we’re working with a customer who does the same thing we do—move air freight. We speak the same language. We don’t need to spend much time explaining constraints, equipment issues or the impacts of change requests on crew, maintenance or fleet management.”

As for the main challenges? In most cases, it’s about keeping utilization rates high. Oftentimes, pure logistics get in the way of this goal. “Some locations stipulate minimum ground times, or can’t support concurrent servicing, which in turn brings down the utilization rate,” Dineen said. “Also, sometimes the scheduled time between missions is significant—say two to three days—but not long enough to use the aircraft for commercial flights.”

Evergreen maintains 92 percent arrival reliability for cargo and 95 percent for passengers. In 2011, the AMC is weighting compensation towards more capable (for payload range) and fuel-efficient aircraft, which is another challenge the company is ready to tackle. “We hope to work closely with AMC to relieve some of the constraints on ground-handling, slot times and pre-positioning ramp access for originating AMC missions,” Dineen said. “AMC has superb leadership, and the working relationship between industry and AMC is very constructive. We have recurring meetings with AMC staff to review and evaluate performance—we really are engaged in a constant improvement effort.”

While Porter, Ind.-based Trailer Transit stays busy serving the needs of military customers in times of peace, the aspect of conflict does make a difference. The company has seen its number of DoD based jobs increase from about 1,000 a year pre-9/11 to more than 1,600 last year. “Our service definitely gets more called into play during deployments,” said Brent M. Truex, director of marketing for Trailer Transit. “That’s when they need us to move a lot of military trailers loaded with gear into ports. We don’t even know what’s going into these trailers. We just know the military customer needs a lot of them.”

The company works directly through the Military Surface Deployment and Distribution Command Web site to get these jobs. But the biggest challenge for Trailer Transit is that the potential services suppliers are evaluated mainly on pricing. The company competes with many third-party suppliers, Truex said, who essentially act as brokers since they don’t have trucks of their own. Trailer Transit, on the other hand, has 300 trucks/truckers available for the DoD customer. “It would make it easier if they allowed for us to distinguish ourselves from these third-party logistics companies that don’t even have trucks,” said Truex, who also oversees development of all military accounts for the company. “We’d like to better communicate our services as an actual service provider as opposed to a broker. It would enhance our value for the job because the customer would realize there’s only one company that’s directly responsible here. We book the work. We make the commitment.”

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